UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2007

000-29150
(Commission File Number)

Randgold & Exploration Company Limited
(Translation of registrant’s name into English)

28 Harrison Street, Johannesburg, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On December 6, 2007, Randgold & Exploration Company Limited (“Randgold & Exploration”) issued an announcement relating to the appointment of Mr. David Kovarsky as an independent non-executive director with effect from December 5, 2007.  A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Special Note Regarding Forward-Looking Statements

Certain statements in the exhibit incorporated by reference herein, as well as oral statements that may be made by the officers, directors or employees of each of Randgold & Exploration or JCI acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements”. These include, without limitation, those statements concerning the value of the net assets of Randgold & Exploration and JCI; the ability of the companies to successfully consummate a merger that is approved by the shareholders and is acceptable to the necessary governmental authorities, the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of Randgold & Exploration and JCI to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against Randgold & Exploration or JCI; the ability of each of Randgold & Exploration and JCI to complete its forensic investigation and prepare audited financial statements; the time period for completing the forensic investigation and audited financial statements; the amount of any claims Randgold & Exploration is or is not able to recover against others, including JCI, and the success of its mediation with JCI; the likelihood and economic parameters of any merger arrangement between JCI and Randgold & Exploration; and the ultimate impact on the previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets of Randgold & Exploration and JCI. Although Randgold & Exploration and JCI believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the inherent difficulties and uncertainties in ascertaining the values of the net assets of the companies, particularly in light of the absence of any independent valuations, the existence of any unknown liabilities, the willingness of any governmental authority to sanction any merger in light of the absence of independent valuations or otherwise; the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related theretofollowing the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of Randgold & Exploration to successfully assert any claims it may have against other parties for fraud or misappropriation of Randgold & Exploration assets or otherwise and the solvency of any such parties, including JCI; the determinations  of the mediators and acceptance of any such determinations by the shareholders of Randgold & Exploration and JCI; the ability of Randgold & Exploration to defend successfully any counterclaims or proceedings against it; the ability of each of Randgold & Exploration and JCI and the forensic investigators to obtain the necessary information with respect to the transactions, assets, investments, subsidiaries and associated entities of Randgold & Exploration and JCI to complete the forensic investigation and prepare audited financial statements; the willingness and ability of the forensic investigators and auditors to issue any final opinions with respect thereto; the ability of Randgold & Exploration to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of  Randgold & Exploration's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to Randgold & Exploration or JCI or not currently considered material by Randgold & Exploration or JCI; and the risks identified in Item 3 of Randgold & Exploration's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC.

All forward-looking statements attributable to Randgold & Exploration, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Randgold & Exploration expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Exhibit	Description
99.1
Announcement, issued December 6, 2007, by Randgold & Exploration Company Limited, relating to the appointment of Mr. David Kovarsky as an independent non-executive director with effect from December 5, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By:	/s/ Roger Patrick Pearcey
	Name:	Roger Patrick Pearcey
	Title:	Company Secretary

Date:     December 7, 2007